Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, Texas 77024

August 8, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Ranger Energy Services, Inc.

Registration Statement on Form S-1
File No. 333-218139

Ladies and Gentlemen:

On behalf of Ranger Energy Services, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on August 10, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

RANGER ENERGY SERVICES, INC.

By:	/s/ Darron M. Anderson
Name:	Darron M. Anderson
Title:	President and Chief Executive Officer

cc:                                Robert S. Shaw Jr.

Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request Letter